October 31, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

RE:	Lifetime Brands, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 15, 2013

Definitive Proxy Statement on Schedule

14AFiled April 29, 2013

Response dated September 20, 2013

File No. 0-19254

Dear Mr. O’Brien:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated October 17, 2013 relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2012 filed on March 15, 2013, Definitive Schedule 14A filed on April 29, 2013 with the Securities and Exchange Commission (the “Commission” or the “Staff”), and Response Letter dated September 20, 2013. The comments of the Commission are set forth in bold/italic text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Statements of Cash Flows, page F-7

1.	We note your response to comment 2 from our letter dated September 6, 2013. Please provide the following:

•	Please tell us how you determined that borrowing under your revolving credit agreement had original maturities of three months or less. Given that your revolving credit agreement had 2016 and 2017 maturity dates during the 2012 and 2013 periods, please identify the specific provisions in your credit agreement that gave the lender the ability to demand repayments of the amounts borrowed in 2012 and 2013 within three months instead of the stated maturity date. If the specific contracts provisions that you base your accounting on are not in the filed exhibit agreements, please supplementally provide us with copies of these provisions. Please also tell us the gross borrowing and repayments for fiscal 2012 and the six-months period ended June 30, 2013; and

•	The $7 million and $14 million borrowings you incurred during the last 10 days of the 12/31/12 and 6/30/13 periods are vastly disproportionate to the corresponding $1.9 million and $1.2 million period-end cash balances. Further, it is not clear why you had to borrow $14 million in the last 10 days of the 6/30/13 period given that you apparently generated positive free cash flows during the quarter. Please tell us, and disclose in future filings, the business purpose supporting your material borrowings, particularly those incurred at the end of the reporting period. Absent a substantive and informative disclosure, it is unclear whether such transactions are intended solely to avoid reporting an absence of cash. See Section 501.13.a of the Financial Reporting Codification.

The Company advises the Staff as follows:

•	The maturity date of the revolving credit facility of July 27, 2017 provides the Company with the ability to refinance short-term borrowings, contained within this facility, through the maturity date of the facility. Section 1.01 of the Company’s Revolving Credit Agreement states that interest period “means with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter.” The Company’s transactions to date have consisted of borrowings with maturities of not longer than three months and, accordingly, has treated such as “net borrowings or repayments” in its Consolidated Statement of Cash Flows.

The Credit Agreement was filed as Exhibit 99.1 to the Company’s Form 8-K filed on June 14, 2010.

In the year ended December 31, 2012, the gross incremental borrowings and repayments related to the revolving credit facility amounted to $183 million and $180 million, respectively. In the six-month period ended June 30, 2013, the gross incremental borrowings and repayments related to the revolving credit facility amounted to $88 million and $107 million, respectively.

•	Based upon your comments, we believe we may have been unclear in our prior response. The Company incurred borrowings of $7 million and $14 million during the last 10 days of December 2012 and June 2013, respectively, however, the Company also repaid borrowings of $12 million and $7 million, respectively, during the same periods. The cash flow impact is a net repayment of borrowings of $5 million in the last 10 days of December 2012 as compared to net borrowings of $7 million in the last 10 days of June 2013. One of the Company’s cash management objectives is to maintain minimum bank cash balances. This practice minimizes the negative interest spread between what the Company pays on its borrowings and what it could earn on safe, short-term investments. The Company uses its revolving credit facility primarily to fund its daily operations. It borrows or repays on nearly every business day of the year. The amounts borrowed or repaid are a function of the timing of customer collections versus the timing of payments to vendors, to employees, for debt service, for cash dividends, etc. If collections exceed disbursements on any given day we repay on the credit facility and if disbursements exceed collections we borrow on the credit facility. The amounts we borrow or repay may vary significantly depending on such factors as the timing of cash flows (as discussed above) as well as due to seasonal business factors. However, the amounts are not in any way related to the end of a financial reporting period. Based upon the foregoing, the Company sees no meaningful benefit to describing this process in its filings and respectfully requests the Staff to reconsider its request for additional disclosure.

Note C – Equity Investments, page F-14

2.	You indicated that the carrying value of your investment in Vasconia was $36.4 million at December 31, 2012. You also disclosed that you recorded an impairment of $1.3 million on this investment in 2012. It appears that Vasconia’s stock price has decreased approximately 20% since December 31, 2012. Given the significant decrease in stock price and the adverse quarterly trends in sales at Vasconia, please tell us whether you intend to recognize another impairment in the quarter ended September 30, 2013. Please also disclose the quoted fair value of your Vasconia investment in your future quarterly filings.

The Company advises the Staff that it intends to recognize an impairment in the quarter ended September 30, 2013. In future quarterly filings, the Company will disclose the quoted fair value of its investment in Grupo Vasconia.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2013

Specific Elements of Compensation, page 19

3.	We note your response to comment 6 of our letter dated September 6, 2013. In future filings, please disclose how you determined the amount of stock options to be awarded to each of the named executive officers, including the individual, division, and company performance factors that were considered and the reasons for any material increases or decreases in amounts awarded in prior fiscal years.

The Company advises the Staff that, in future proxy statements to be filed under Schedule 14A, disclosures will include the performance factors that were considered in conjunction with stock option grants and the reasons for any aggregate material increase or decrease, if any, in the total amount of stock options awarded in comparison to the two preceding fiscal years.

Summary Compensation Table, page 23

Grants of Plan Based Awards During the Fiscal Year Ended December 31, 2012, page 26

4.	We note your responses to comments 8 and 9 of our letter dated September 6, 2013. With a view toward future disclosure, please explain what level of performance was required for each of the named executive officers to receive the threshold amounts listed in the revised Grants of Plan Based Awards Table. Please also tell us the targeted amount of the individual portion of the bonus for Messrs. Phillips and Winoker, and explain how the annual individual goal bonus and individual performance bonus payouts were calculated for each of the named executive offers. Further, please explain what percentage of salary was targeted for Messrs. Phillips and Winoker for achievement of the adjusted EPS target and how the actual amount paid out was calculated based on actual 2012 adjusted EPS.

The threshold amounts specified in the revised 2012 Grants of Plan Based Awards Table were based upon a required level of performance for each of the named executive officers. The threshold amounts for Messrs. Siegel and Shiftan were based upon 50% of target Adjusted IBIT and for Messrs. Phillips and Winoker were based upon 80% of adjusted target EPS.

The targeted amount of the individual portion of the 2012 bonuses for Messrs. Phillips and Winoker were $48,750 and $68,000, respectively. The annual individual goal bonuses are based upon the attainment of certain objective and subjective criteria set for the fiscal year. The objectives related to the individual goal bonus for Mr. Phillips principally included proper management of capital expenditures and the attainment of specific cost efficiencies related to the Company’s distribution centers. The objectives related to the individual goal bonus for Mr. Winoker principally included initiatives related to the effectiveness of financial reporting, successful structuring of debt obligations and the Company’s overall results of operations. Messrs. Phillips and Winoker received bonuses in excess of the individual targets as a direct result of an evaluation of their performance in 2012 which exceeded these objectives. Messrs. Siegel and Shiftan also received individual bonuses related to the attainment of individual objectives during 2012, as set forth in the beginning of the year. The individual objectives for Mr. Siegel principally included the development and implementation of strategies to stimulate growth of underperforming lines of business. The individual objectives for Mr. Shiftan included integration of recent acquisitions, identification of new acquisition opportunities and refinement of the Company’s marketing efforts.

The performance bonus payouts for Messrs. Phillips and Winoker are based upon achieving an adjusted EPS amount relative to the annual adjusted target EPS. The percentage of salary targeted for Messrs. Phillips and Winoker related to the adjusted EPS targets, as set forth in a table at the beginning of the year, were 10% and 24% of salary, respectively. The table provides for a maximum pay out of 200% of the target bonus if adjusted EPS equals or exceeds 150% of target and also sets forth specific pro rata payouts if the actual adjusted EPS result is between the target and maximum levels. The actual performance bonus paid to Messrs. Phillips and Winoker amounted to 159% of the target based on the calculated 2012 adjusted EPS which amounted to 134% of target.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ Laurence Winoker

Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer

4